EXHIBIT 99.2

Mogo Inc.

Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Mogo Inc. (formerly Difference Capital Financial Inc.):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Mogo Inc. and its subsidiaries (the Company) (formerly Difference Capital Financial Inc.) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3(p) to the consolidated financial statements, the Company adopted IFRS 16, Leases using the modified retrospective method, at January 1, 2019, the date of initial application.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

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Mogo Inc. Page 2

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Vancouver, Canada

March 26, 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mogo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mogo Inc. (the Company) as of December 31, 2018, and the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2018, the Company has changed its method of accounting for financial instruments due to the adoption of IFRS 9 Financial Instruments and has changed its method of accounting for revenues due to the adoption of IFRS 15 Revenues.

Chartered Professional Accountants

We served as the Company’s auditor from 2010 to 2019.

Winnipeg, Manitoba

April 29, 2019

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Mogo Inc. Consolidated Statement of Financial Position (Expressed in thousands of Canadian Dollars)

	Note	December 31, 2019	December 31, 2018(1)
Assets
Cash and cash equivalent		10,417	20,439
Loans receivable	5	88,655	86,347
Prepaid expenses, deposits and other assets	6	3,248	3,501
Investment portfolio	8	20,790	-
Deferred costs		137	273
Property and equipment	9	1,773	3,016
Right-of-use assets	12	4,821	-
Intangible assets	10	21,257	18,658
Total assets		151,098	132,234

Liabilities
Accounts payable and accruals	11	11,254	9,454
Lease liabilities	12	5,208	-
Credit facilities	13	76,472	76,465
Debentures	14	44,039	42,156
Convertible debentures	15	12,373	11,889
Derivative financial liability	24(d)	-	964
Total liabilities		149,346	140,928

Shareholders’ Equity (Deficit)
Share capital	24(a)	94,500	75,045
Contributed surplus		8,861	7,045
Deficit		(101,609)	(90,784)
Total shareholders’ equity (deficit)		1,752	(8,694)
Total equity and liabilities		151,098	132,234

(1) The consolidated statement of Financial position as at December 31, 2019 reflects the adoption of IFRS 16 on January 1, 2019. The comparative information has not been restated.

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

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Mogo Inc. Consolidated Statement of Operations and Comprehensive Loss (Expressed in thousands of Canadian Dollars)

		For the years ended December 31,
	Note	2019	2018(1)	2017(1)
Revenue
Subscription and services	4,17	25,311	21,550	9,455
Interest revenue		34,494	26,889	18,571
Loan fees		-	8,111	17,522
		59,805	56,550	45,548
Cost of revenue
Provision for loan losses, net of recoveries	5	18,162	16,367	11,409
Transaction costs		625	567	535
		18,787	16,934	11,944
Gross profit		41,018	39,616	33,604
Operating expenses
Technology and development		14,989	15,028	11,660
Marketing		9,412	8,772	6,854
Customer service and operations		8,787	8,383	7,663
General and administration		11,484	11,661	10,334
Total operating expenses	18	44,672	43,844	36,511
Loss from operations		(3,654)	(4,228)	(2,907)
Other expenses (income)
Credit facility interest expense	13	11,316	9,353	7,178
Debenture and other financing expense	7,12,13,14	8,471	8,036	7,503
Unrealized exchange (gain) loss		(296)	651	(379)
Change in fair value due to revaluation of derivative liability	24d	570	(1,733)	2,207
Gain on acquisition, net	21	(13,141)	-	-
Gain on investment portfolio	8	(294)	-	-
Unrealized gain on investment portfolio		(100)	-	-
Impairment of equipment	9	-	1,105	-
Other		645	382	313
		7,171	17,794	16,822
Net loss and comprehensive loss		(10,825)	(22,022)	(19,729)

Net loss per share
Basic and fully diluted	19	(0.42)	(0.97)	(1.07)
Weighted average number of basic and fully diluted common shares (in 000’s)		25,545	22,714	18,381

(1) The consolidated statement of operations and comprehensive loss for fiscal year 2019 reflects the adoption of IFRS 16 on January 1, 2019, and for fiscal year 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated.

The accompanying notes are an integral part of these financial statements.

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Mogo Inc. Consolidated Statement of Changes in Equity (Deficit) (Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2016	18,280	$45,655	$3,945	$(43,898)	$5,702
Loss and comprehensive loss	-	-	-	(19,729)	(19,729)
Shares issued, net	3,750	24,397	-	-	24,397
Shares issued – convertible debentures (Note 15)	142	814	-	-	814
Stock based compensation	-	-	1,343	-	1,343
Options exercised	62	250	(102)	-	148
Conversion of restricted share units (“RSUs”)	41	273	(273)	-	-
Equity component of convertible debentures	-	-	973	-	973
Amortization of warrants	-	-	147	-	147
Balance, December 31, 2017(1)	22,275	71,389	6,033	(63,627)	13,795

	Number of shares (000s)	Share capital	Contributed Surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(22,022)	(22,022)
Shares issued – convertible debentures (Note 15)	766	3,157	(132)	-	3,025
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	1,320	-	1,320
Options and restricted share units (“RSUs”) exercised	186	537	(226)	-	311
Amortization of warrants	-	-	50	-	50
Balance, December 31, 2018(1)	23,227	75,045	7,045	(90,784)	(8,694)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	$75,045	$7,045	$(90,784)	$(8,694)
Loss and comprehensive loss	-	-	-	(10,825)	(10,825)
Incremental share issuance – acquisition of Difference Capital Financial Inc. (Note 21)	3,176	14,867	-	-	14,867
Issuance of replacement stock-based awards – acquisition of Difference Capital Financial Inc. (Note 21)	-	-	682	-	682
Conversion of warrants (Note 24d)	337	1,534	-	-	1,534
Shares issued – convertible debentures (Note 15)	367	1,568	(19)	-	1,549
Stock based compensation	-	-	1,732	-	1,732
Options and restricted share units (“RSUs”) exercised	451	1,486	(716)	-	770
Amortization of warrants	-	-	137	-	137
Balance, December 31, 2019	27,558	94,500	8,861	(101,609)	1,752

(1) The consolidated statement of changes in equity (deficit) for the fiscal year 2019 reflects the adoption of IFRS 16 on January 1, 2019, and for the fiscal year 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated.

The accompanying notes are an integral part of these financial statements.

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Mogo Inc. Consolidated Statement of Cash Flows (Expressed in thousands of Canadian Dollars)

		Years ended December 31,
	Note	December 31, 2019	December 31, 2018(1)	December 31, 2017(1)
Cash provided by (used in) the following activities:
Operating activities
Net loss and comprehensive loss		(10,825)	(22,022)	(19,729)
Items not affecting cash:
Depreciation and amortization		8,049	6,875	3,489
Post media warrant and setup fee expenses	24(d)	274	187	558
Gain on acquisition	21	(14,786)	-	-
Other		286	-	-
Impairment of equipment	9	-	1,105	118
Provision for loan losses	5	19,899	18,406	13,343
Credit facility and debenture interest expense		19,787	17,389	14,681
Stock based compensation expense		1,732	1,320	1,343
Unrealized loss (gain) on derivative liability		570	(1,733)	2,207
Unrealized foreign exchange (gain) loss		(296)	668	(403)
Unrealized gain on investment portfolio		(100)	-	-
		24,590	22,195	15,607
Changes in:
Net issuance of loans receivable		(22,207)	(36,428)	(24,927)
Investment tax credits		-	343	(186)
Prepaid expenses, deposits and other assets	6	239	(1,824)	(462)
Accounts payable and accruals	11	(323)	1,412	1,474
Cash generated from operating activities		2,299	(14,302)	(8,494)
Interest paid		(17,509)	(14,901)	(12,864)
Net cash used in operating activities		(15,210)	(29,203)	(21,358)

Investing activities
Purchases of property and equipment		(647)	(3,409)	(404)
Investment in intangible assets		(8,438)	(7,644)	(5,017)
Net cash used in investing activities		(9,085)	(11,053)	(5,421)

Financing activities
Net proceeds from issuance of convertible debentures		-	-	13,528
Net proceeds from issuance of common shares		-	-	24,397
Cash acquired upon acquisition of Difference Capital Financial Inc.	21	10,246	-	-
Proceeds from sale of investment	8	2,114	-	-
Lease liabilities – principal payments		(833)	-	-
Net advances from debentures		2,201	1,410	-
Net advances from credit facilities		(225)	18,414	10,642
Cash payments on options exercised		770	311	148
Net cash provided by financing activities		14,273	20,135	48,715

Net decrease in cash		(10,022)	(20,121)	21,936
Cash and cash equivalent, beginning of year		20,439	40,560	18,624
Cash and cash equivalent, end of year		10,417	20,439	40,560

(1) The consolidated statement of cash flows for the years ended December 31, 2019 and December 31, 2018 reflects the adoption of IFRS 16 on January 1, 2019 and IFRS 9 on January 1, 2018. The comparative information has not been restated.

The accompanying notes are an integral part of these financial statements.

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Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

1.	Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 17. The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, these financial statements reflect the continuing financial statements of Mogo Finance.

The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Using the Mogo platform, users can sign up for a free account and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. With the marketing partnership with one of Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding at December 31, 2019.

The Company presents its consolidated statement of financial position on a non-classified basis in order of liquidity.

These consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on March 26, 2020.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to notes 11, 13, 14, 15 and 23 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

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Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

2.	Basis of presentation (Continued from previous page)

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its special purpose entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An entity is consolidated if the Company concludes that it controls the entity. The following circumstances may indicate a relationship in which, in substance, Mogo controls and therefore consolidates the entity:

•	The Company has power over the entity whereby the Company has the ability to direct the relevant activities (i.e., the activities that affect the entity’s returns);

•	The Company is exposed, or has rights, to variable returns from its involvement with the entity; and

•	The Company has the ability to use its power over the entity to affect the amount of the entity’s returns.

Special purpose entities (“SPEs”) are entities that are created to accomplish a narrow and well-defined objective such as the execution of a specific borrowing or lending transaction. An SPE is consolidated, if based on an evaluation of the substance of its relationship with the Company, and the SPE’s risks and rewards, the Company concludes that it controls the SPE. Mogo’s activities with respect to the Trust has resulted in the Company consolidating the Trust within these consolidated financial statements.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

3.	Significant accounting policies

(a)	Revenue recognition

Revenue is comprised of subscription and services, interest revenue and loan fees from our legacy short-term loan products, which were phased out in the third quarter of 2018.

For the year ended December 31, 2017, revenue was recognized under IAS 18, Revenue. The Company recognized interest income, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. For short-term loans that the Company offered, loan fees were recognized when assessed to the customer. For line of credit accounts, interest was recognized during the period based upon the balance outstanding and the contractual interest rate, and fees were recognized when assessed to the customer. For installment loans, revenue was recognized on an effective interest basis over the term of the loan and fees were recognized when assessed to the customer. Non-sufficient funds fees were recognized when the underlying transactions had been completed and collection was reasonably assured. Mortgage brokerage commissions were recognized once the mortgage was funded by the third-party lender. Revenue from MogoSpend and MogoProtect were recognized when services were rendered. We recorded revenue on a net basis for those sales in which we had in substance acted as an agent or broker in the transaction

On January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s consolidated financial statements.

For the years ended December 31, 2018 and 2019 the Company recognizes interest revenue, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. We record revenue on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

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Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Subscription and services is comprised of MogoProtect subscriptions, MogoSpend revenue, MogoMortgage brokerage commissions, premium account revenues, loan protection premiums, MogoCrypto revenue, Bitcoin mining revenue, and other fees and charges. Subscription and services revenue is measured based on the consideration specified in a contract with customers. The Company recognizes revenue when control of the services are transferred to the customer.

Interest revenue represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans. For line of credit accounts, interest is recognized on an effective interest basis during the period, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer.

In 2018, the Company, through a third-party hosting agreement, joined a Bitcoin mining pool that provided transaction verification services on the Bitcoin network. As there is no definitive guidance in IFRS for the accounting of digital currency mining activities, management has exercised judgement in determining this accounting treatment for the recognition of revenue from Bitcoin mining. The Company received Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value (“FV”) according to the spot price at the time they were mined. Bitcoin is considered earned upon the addition of a block to the Bitcoin blockchain at which time the economic benefit is received and can be reliably measured. The Company ceased its Bitcoin operation in June 2019.

For legacy short-term loans that the Company offered during 2017 and 2018, loan fees were recognized when assessed to the customer.

(b)	Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees, and certain fees related to the MogoSpend and MogoProtect programs.

(c)	Financial instruments

For the year ended December 31, 2017, financial instruments were within the scope of IAS 39, Financial Instruments: Recognition and Measurement. Financial assets and liabilities were recognized when the Company became a party to the contractual provisions of the instrument. Financial assets were derecognized when the rights to receive cash flows from the assets had expired or had been transferred and the Company had transferred substantially all risks and rewards of ownership. Financial liabilities were derecognized when the obligation specified in the contract was discharged, cancelled or expired.

All financial instruments were measured at fair value on initial recognition. Measurement in subsequent periods depended on the instrument’s classification. The Company had implemented the following classifications:

Cash consisted of cash on hand and demand deposits.

Loans receivable were classified as “loans and receivables” and were initially recognized at fair value. Loans receivable were subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Accounts payable and accruals, deferred revenue, credit facilities, debentures, and convertible debentures were classified as “other financial liabilities” and were initially recorded at fair value, net of any transaction costs incurred. Subsequently, these items were measured at amortized cost using the effective interest method.

Derivative financial liabilities were classified as “financial liabilities at fair value through profit or loss” and were initially and subsequently measured at fair value. The changes in fair value were recorded as a gain or loss in the consolidated statement of operations and comprehensive loss.

Financial assets were assessed at each reporting date to determine whether there was any objective evidence that they were impaired. A financial asset was considered to be impaired if objective evidence indicated that one or more events had a negative effect on the estimated future cash flows of that asset. An impairment loss was calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at their original effective interest rate.

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Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

The allowance for loan losses was a provision that was netted against gross loans receivable on the Company’s consolidated statement of financial position. The allowance for loan losses provided for a portion of future charge offs that had not yet occurred within the portfolio of loans receivable that existed at the reporting date. It was determined by the Company using a standard calculation that considered i) the relative maturity of the loans within the portfolio, ii) the long-term expected charge off rates based on actual historical performance and iii) the long-term expected charge off pattern (timing) for a vintage of loans over their life based on actual historical performance. The allowance for loan losses essentially estimated the charge offs that were expected to occur over the subsequent six-month period for loans that existed as of the statement of financial position date. Loan balances which were delinquent greater than 180 days were written off against the allowance for loan losses.

Impairment losses were recognized in consolidated statement of operations and comprehensive loss. An impairment loss was reversed if the reversal could be related objectively to an event occurring after the impairment loss was recognized

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s consolidated financial statements.

For the years ended December 31, 2018 and 2019 financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of operations and comprehensive loss.

Classification and measurement of financial assets and financial liabilities

At initial recognition, the Company measures a financial asset at its fair value plus, and in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Financial liabilities are recognized initially at fair value and are classified as amortized cost or as fair value through profit or loss (“FVTPL”). A financial liability is classified as at FVTPL if it is classified as held-for trading, it is a derivative or it is designated as such on initial recognition.

The Company classifies its financial assets between those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and those to be measured at amortized cost. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at fair value through other comprehensive income (“FVOCI”) if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

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Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Company’s financial instruments measured at amortized cost include cash and cash equivalents, loans receivable, accounts payable and accruals, credit facilities, debentures, and convertible debentures.

The Company’s financial instruments measured at FVTPL include the investment portfolio and derivative instruments.

Realized gains or losses on the disposal of investments are determined based on the weighted average cost. Unrealized gains or losses on investments derivative instruments are determined based on the change in fair value at each reporting period. Interest income is recorded on an accrual basis.

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on loans receivable at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of loans receivable subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Loans receivable are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a loan receivable, using a probability-weighted approach that reflects reasonable and supportable information about historical loss rates, post-charge off recoveries, current conditions and forward-looking indicators such as bank rates and unemployment rates. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped according to product type, customer tenure and aging for the purpose of assessing ECLs. Historical loss rates and probability weights are re-assessed quarterly and subject to management review.

12

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(d)	Property and equipment

All property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated straight line over the term of lease.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Computer equipment – Bitcoin rigs	75%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically, and the useful life is altered if estimates have changed significantly.

(e)	Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets include both internally generated and acquired software with finite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants. Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	5 years straight line
Software - Acquired	30% declining balance

Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete and its ability to use or sell the asset;
•	how the asset will generate future economic benefits;
•	the availability of resources to complete the asset; and
•	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. During the period of development, the asset is tested for impairment annually.

Impairment of non‑financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‑generating units (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. The Company has identified its intangible asset, the digital platform, as one CGU for the purpose of assessing impairment as synergies are realized between its digital products such that the products cannot be considered in insolation. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

13

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of operations and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized in the consolidated statement of operations and comprehensive loss.

(f)	Foreign currencies

Transactions in foreign currencies are initially recorded at the foreign currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Company at the rates prevailing on the reporting date. The Company has no subsidiaries or foreign operations with a functional currency other than Canadian dollars.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates in effect at the date of the reporting period.

(g)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(h)	Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

(i)	Sales tax

Revenue, expenses and assets are recognized net of the amount of sales tax except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of amounts receivable or accounts payable and accrued liabilities in the consolidated statement of financial position.

(j)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation that is the result of a past event, when it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre‑tax rate that reflects the risk specific to the obligation.

14

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(k)	Earnings per share

The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, or conversion of convertible debentures, if dilutive.

(l)	Share-based payments

The Company measures equity settled stock options granted to directors, officers, employees and consultants based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.

For each restricted share unit (“RSU”) granted to directors, officers and employees, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

Share-based payment arrangements with non-employees in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. The share-based payments are measured based on the fair value of the goods or services received if the fair value can be reliably measured. Otherwise, the share-based payments are measured based on the fair value of the share-based awards using the expected life, risk free interest rate, volatility, and fair value of the underlying equity instrument at the time the goods or services are received.

For each restricted share unit (“RSU”) granted, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

(m)	Business combination

The Company uses acquisition method of accounting for its business combination. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any gain on purchase is recognized in profit or loss immediately. Transaction cost are expenses as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationship. Such amounts are generally recognized in statement of operations and comprehensive loss.

Share-based payment awards (replacement awards) are required to be exchanged for awards held by acquiree’s employees, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market based measure of the acquiree’s awards and the extent to which the replacement awards related to pre-acquisition services

(n)	Cash and cash equivalent

Cash and cash equivalent in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

15

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(o)	Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates.

Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Expected credits losses

In applying its accounting policy for the expected credit loss model the Company applies judgment in defining significant increase in credit losses, defaults, and its write-offs policy. Refer to note 5 for further details.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of operations and comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i)	Useful life of property and equipment and intangible assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed at the end of each reporting period.

The Company at the end of each reporting period assesses the recoverability of values assigned to property and equipment and intangible assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. If there is any indication in performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

16

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

(ii)	Allowance for loan losses

Our provision for loan losses consists of amounts charged to the consolidated statement of operations and comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

(iii)	Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity-settled stock options. Management exercises judgment in determining certain inputs to this model including the expected life of the options, expected volatility and forfeiture rates, and expected dividend yield. Variation in actual results for any of these inputs will result in a different fair value of the stock option as compared to the original estimate.

(iv)	Fair value of privately held investments:

Estimating fair value requires that significant judgment be applied to each individual investment. For privately held investments, the fair value of each investment is measured using the most appropriate valuation methodology or combination of methodologies in the judgment of management in light of the specific nature, facts and circumstances surrounding that investment. This may take into consideration, but not be limited to, one or more of the following: valuations of recent or in-progress funding rounds, forward revenue and earnings projections, comparable peer valuation multiples, and the initial cost base of the investment. Actual results could differ significantly from these estimates.

(p)	New and amended standards and interpretations

Commencing January 1, 2019, the Company applied for the first time, IFRS 16, Leases. The nature and effect of the changes as a result of adoption of this new accounting standard is described below.

Certain other IFRS amendments and interpretations became effective on January 1, 2019, but do not have an impact on the consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Summary of IFRS 16 adoption with new accounting policies and significant judgments:

(i)	IFRS 16, Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, and other related Standard Interpretations Committee (“SIC”) interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. The lessor will continue to classify any leases as either an operating or finance lease using similar principles as IAS 17. Therefore, IFRS 16 did not have any material impacts for leases where the Company is the lessor.

On adoption of IFRS 16, the Company recognised lease liabilities in relation to property leases, which had previously been classified as ‘operating leases’ under the principal of IAS 17. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments discounted at 6%, which reflects the lessee’s incremental borrowing rate to finance the purchase of similar property. The Company has applied IFRS 16 using the modified retrospective approach, whereby the cumulative effect of adopting IFRS 16, if any, is recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method, using the practical expedient available the Company has recognized the right of use assets equal to the lease liabilities less any lease incentives received.

17

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments disclosed as at December 31, 2018	2,362
Less: operating costs	(872)
Lease component	1,490

Incremental borrowing rate as at January 1, 2019	6.0%
Discounted operating lease commitments at January 1, 2019	1,372
Add:
Lease liabilities recognized as at the date of initial application	3,322
Lease liabilities recognized as at January 1, 2019	4,694

The additional $3,322 of lease liabilities recognized represent lease payments arising from lease extension options for which the Company has no contractual commitment to exercise but is reasonably certain to do so.

The right-of-use assets associated with these property leases were initially measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to those leases recognized in the consolidated statement of financial position as at December 31, 2018.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the Standard:

-	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
-	reliance on previous assessments on whether leases are onerous;
-	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases; and
-	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessments previously made in applying IAS 17 and IFRIC 4.

Based on the foregoing, as at January 1, 2019:

-	Right-of-use assets of $4,352 were recognized and presented separately in the consolidated statement of financial position.
-	Lease liabilities of $4,694 were recognized and presented separately in the consolidated statement of financial position.
-	Lease inducements of $223 related to previous operating leases were derecognized.

Summary of new accounting policies

The Company has adopted the following new accounting policies upon implementation of IFRS 16 on January 1, 2019:

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the lease term. Right-of-use assets are subject to evaluation of potential impairment.

18

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

3.	Significant accounting policies (Continued from previous page)

Lease liabilities

The Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments) . Variable payments are recorded in general and administration expenses as incurred.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expenses in the period incurred.

Summary of new significant judgments

Determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its agreements to lease the assets for additional terms of one to ten years. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, including the consideration of all relevant factors that create an economic incentive to exercise the renewal option. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew. The Company included the renewal period as part of the lease term for substantially all its property leases due to the significance of these assets to its operations.

4.	Recast of Prior Period Amounts

During 2019, the Company changed its presentation of loan protection revenue and associated costs. Historically, the Company presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $4,628 in 2019, $4,727 in 2018, and $3,133 in 2017. The changes to the presentation of loan protection revenue and associated costs did not have an impact on the Company’s gross profit.

As well, to conform to current year presentation, certain amounts historically presented as transaction costs but are not incremental to earning revenue have been reclassified to operating expenses.

There is no impact on net loss and comprehensive loss and the consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast.

19

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

4.	Recast of Prior Period Amounts (Continued from previous page)

The impact of the changes to the presentation of revenue is as follows:

	2018 (Previously reported)	Loan protection recast	Other recast	2018 (Revised)

Total revenue	61,277	(4,727)	-	56,550
Cost of revenue	(22,426)	4,727	765	(16,934)
Gross profit	38,851	-	765	39,616

Operating expenses
Technology and development	14,747	-	281	15,028
Marketing	8,772	-	-	8,772
Customer service and operations	8,383	-	-	8,383
General and administration	11,177	-	484	11,661
Total operating Expenses	43,079	-	765	43,844

Loss from operations	(4,228)	-	-	(4,228)

	2017 (Previously reported)	Loan protection recast	Other recast	2017 (Revised)

Total revenue	48,681	(3,133)	-	45,548
Cost of revenue	(15,872)	3,133	795	(11,944)
Gross profit	32,809	-	795	33,604

Operating expenses
Technology and development	11,373	-	287	11,660
Marketing	6,854	-	-	6,854
Customer service and operations	7,663	-	-	7,663
General and administration	9,826	-	508	10,334
Total operating Expenses	35,716	-	795	36,511

Loss from operations	(2,907)	-	-	(2,907)

20

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

5.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The Company phased out its legacy short-term loan products from its business in 2018. The breakdown of the Company’s gross loans receivable as at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
Current	69,949	62,439
Non-Current	34,726	39,317
	104,675	101,756

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

As at December 31, 2019
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	87,910	-	-	87,910
Satisfactory	1-30 days past due	3,240	-	-	3,240
Lower risk	31-60 days past due	-	1,650	-	1,650
Higher risk	61-90 days past due	-	1,289	-	1,289
Non-performing	91+ days past due or bankrupt	-	-	10,586	10,586
	Gross loans receivable	91,150	2,939	10,586	104,675
	Allowance for loan losses	(7,477)	(1,784)	(6,759)	(16,020)
	Loans receivable, net	83,673	1,155	3,827	88,655

		As at December 31, 2018
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	88,035	-	-	88,035
Satisfactory	1-30 days past due	3,097	-	-	3,097
Lower risk	31-60 days past due	-	1,838	-	1,838
Higher risk	61-90 days past due	-	1,240	-	1,240
Non-performing	91+ days past due or bankrupt	-	-	7,546	7,546
	Gross loans receivable	91,132	3,078	7,546	101,756
	Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
	Loans receivable, net	84,181	960	1,206	86,347

21

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

5.	Loans receivable (Continued from previous page)

The following tables show reconciliations from the opening to the closing balance of the loss allowance:

	As at December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2019	6,951	2,118	6,340	15,409
Gross loans originated	4,296	-	-	4,296
Principal payments	(2,536)	(449)	(912)	(3,897)
Re-measurement of allowance before transfers	523	(197)	(20)	306
Re-measurement of amounts transferred between stages	(84)	1,528	17,750	19,194
Transfer to (from)
Stage 1 – 12 month ECLs	96	(76)	(20)	-
Stage 2 - Lifetime ECLs	(238)	240	(2)	-
Stage 3 - Lifetime ECLs	(1,529)	(1,381)	2,910	-
Net amounts written off against allowance	-	-	(19,288)	(19,288)
Balance as at December 31, 2019	7,479	1,783	6,758	16,020

	As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2018	6,853	1,579	4,137	12,569
Gross loans originated	6,519	-	-	6,519
Principal payments	(2,999)	348	(1,084)	(3,735)
Re-measurement of allowance before transfers	(1,853)	(525)	(14)	(2,392)
Re-measurement of amounts transferred between stages	(34)	1,846	16,202	18,014
Transfer to (from)
Stage 1 – 12 month ECLs	39	(24)	(15)	-
Stage 2 - Lifetime ECLs	(270)	270	-	-
Stage 3 - Lifetime ECLs	(1,303)	(1,377)	2,680	-
Net amounts written off against allowance	-	-	(15,566)	(15,566)
Balance as at December 31, 2018	6,952	2,117	6,340	15,409

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Year ended December 31, 2019	Year ended December 31, 2018
Balance, beginning of period	15,409	7,434
January 1, 2018 IFRS 9 adjustment	-	5,135
Provision for loan losses	19,899	18,406
Charge offs	(19,288)	(15,566)
Balance, end of period	16,020	15,409

The provision for loan losses in the consolidated statement of operations and comprehensive loss is recorded net of recoveries of $1,737 (2018- $2,039).

22

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

6.	Prepaid expenses, deposits and other assets

	2019	2018
Prepaid expenses	1,150	1,534
Deposits and other receivables	2,098	1,967
	3,248	3,501

7.	Related party transactions

Related party transactions during the year ended December 31, 2019 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2019 totaled $348 (December 31, 2018 – $3,300) with principal amounts maturing on July 2, 2022, being the maturity date of the Credit Facility – Other (see note 13 for details). The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense of $258 for the year ended December 31, 2019 (December 31, 2018 – $538, December 31, 2017 - $498). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are subordinated to the Credit Facility – Other (note 13c).

On June 28, 2019, the Company sold its minority interest in Wekerloo Developments Inc., which is majority-owned by one of the Company’s directors, to an arms’ length buyer for proceeds of $2,100, equivalent to its initial cost recognized on the consolidated statement of financial position, resulting in no gain or loss on disposition.

Key management personnel

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. Key management personnel consist of officers and directors.

Aggregate compensation of KMP during the year consisted of:

	2019	2018
Salary and short-term benefits	1,554	2,087
Share – based payments	368	489
	1,922	2,576

8.	Investment portfolio

Investments consist of the following by investment type:

	December 31, 2019	December 31, 2018
Equities	20,590	-
Partnership interests and others	200	-
	20,790	-

In 2019, the Company received cash proceeds of $294 from its investment portfolio following the restructuring of certain debentures.

23

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

9.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,814	2	-	3,816
Impairment	(1,105)	-	-	(1,105)
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	186	3	-	189
Disposals	(719)	(325)	-	(1,044)
Balance at December 31, 2019	4,513	1,180	2,509	8,202

Accumulated depreciation
Balance at December 31, 2017	1,387	748	1,005	3,140
Depreciation	2,285	151	465	2,901
Balance at December 31, 2018	3,672	899	1,470	6,041
Depreciation	749	116	465	1,330
Disposals	(660)	(282)	-	(942)
Balance at December 31, 2019	3,761	733	1,935	6,429

Net book value
At December 31, 2018	1,374	603	1,039	3,016
At December 31, 2019	752	447	574	1,773

During 2018, the Company recognized an impairment of $1,105 on its bitcoin mining equipment. As of December 31, 2019, these assets have been fully amortized.

Depreciation of $465 for the year ended December 31, 2019 (December 31, 2018 - $465, December 31, 2017 - $457) is included in general and administration expenses. Depreciation expense of $865 for the year ended December 31, 2019 (December 31, 2018 - $2,436, December 31, 2017 - $525) for all other property and equipment is included in technology and development costs.

24

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

10.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Acquired software licences	Total
Cost
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	7,730	5	7,735
Transfers	10,373	(10,373)	-	-
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	-	8,438	-	8,438
Transfers	7,948	(7,948)	-	-
Balance at December 31, 2019	34,849	1,388	3,356	39,593
Accumulated depreciation
Balance at December 31, 2017	5,491	-	3,032	8,523
Amortization	3,883	-	91	3,974
Balance at December 31, 2018	9,374	-	3,123	12,497
Amortization	5,764	-	75	5,839
Balance at December 31, 2019	15,138	-	3,198	18,336
Net book value
At December 31, 2018	17,527	898	233	18,658
At December 31, 2019	19,711	1,388	158	21,257

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets of $5,839 for the year ended December 31, 2019 (December 31, 2018 – $3,974, December 31, 2017 - $2,506) is included in technology and development costs.

11.	Accounts payable and accruals

	2019	2018
Trade payables	7,128	4,567
Accrued expenses	2,801	2,072
Accrued wages and other benefits	575	1,842
Others	750	973
	11,254	9,454

25

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

12.	Leases

The Company has lease agreements for its office spaces. Leases generally have lease terms between 2 years to 5 years with an option to renew the lease after that date.

Information about leases for which the Company is a lessee is presented below:

Amount recognized in the consolidated statement of financial position:

Set out below are the carrying amounts of the Company’s right-of-use assets recognized and the movements during the year ended December 31, 2019.

Right-of-use assets (Leased Properties)
As at January 1, 2019	4,352
Modifications and renewals	1,228
Addition	121
Depreciation expense	(880)
As at December 31, 2019	4,821

Depreciation of right-of-use assets is included in general and administration expenses. Interest expense related to lease liabilities is included in debenture and other financing expense.

Set out below are the carrying amounts of lease liabilities and the movements during the year ended December 31, 2019.

Lease liabilities
As at January 1, 2019	4,694
Modifications and renewals	1,226
Addition	121
Interest expense	345
Payments	(1,178)
As at December 31, 2019	5,208

The Company has classified cash payment for the principal portion of lease payments as financing activities and cash payments for the interest portion as operating activities consistent with the presentation of interest payments chosen by the Company.

Amount recognized in the consolidated statement of operations and comprehensive loss:

Depreciation expense of right-of-use assets	880
Interest expense on lease liabilities	345
Expenses relating to short term leases	151
Variable lease payments	155
Total amount recognized in consolidated statement of operations and comprehensive loss	1,531

26

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

13.	Credit facilities

As of December 31, 2019, the Company had two credit facilities: the “Credit Facility – Liquid”, used to finance the Company’s installment loan products (the “Liquid loan portfolio”), and the “Credit Facility – Other”, used to finance the Company’s other loan products. Both credit facilities are subject to variable interest rates that reference LIBOR, or under certain conditions, the Federal Funds Rate in effect.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through the Trust, a special purpose entity. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on September 1, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. As at December 31, 2019, LIBOR was 1.74% (December 31, 2018 – 2.50%, December 31, 2017 – 1.56%). Interest expense on the Credit Facility - Liquid is included in credit facility interest expense in the consolidated statement of operations and comprehensive loss. Subsequent to December 31, 2019, the Credit Facility – Liquid was extinguished (see note 26).

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of LIBOR plus 12.5% (with a LIBOR floor of 2%) to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. In addition, the amendment increased the available loan capital from $50 million to $60 million and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $60 million facility.

The amendments have resulted in a substantial modification to the terms of the old agreement and accordingly the Company has derecognized the previous facility and has recognized a new facility at fair value. The difference between the carrying amount of the previous facility and fair value of the new facility of $180 has been recognized as a loss in the consolidated statement of operations and comprehensive loss.

	December 31, 2019	December 31, 2018
Credit Facility - Liquid
Funds drawn	29,255	32,375
Interest payable	191	237
Unamortized deferred financing cost	(222)	(554)
	29,224	32,058

Credit Facility - Other
Funds drawn	47,248	44,327
Interest payable	-	294
Unamortized deferred financing cost	-	(214)
	47,248	44,407

	76,472	76,465

Both credit facilities are subject to certain covenants and events of default. As of December 31, 2019, and December 31, 2018, the Company was in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statement of operations and comprehensive loss.

Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

The Company has pledged financial instruments as collateral against its credit facilities. Under the terms of the general security agreement, assets pledged as collateral primarily include cash and cash equivalents with a balance of $5,050 (2018 - $6,484) and loans receivable with a carrying amount equal to $88,655 (2018 - $86,347).

27

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

14.	Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2018 – 10.0% and 18.0%, 2017 – 12% and 18.2%) with principal amounts due at various periods up to December 8, 2022. Interest expense on the debentures is included in debenture and other financing expense in the consolidated statement of operations and comprehensive income (loss). Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2022, being the maturity date of the Credit Facility – Other.

	December 31, 2019	December 31, 2018
Principal balance	43,496	41,625
Interest payable	543	531
	44,039	42,156

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable. The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2020	-
2021	-
2022	43,496
43,496

15.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is May 31, 2020. The convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

Principal and interest are payable in cash or, at the Company’s option, subject to regulatory approval and provided no events of default have occurred, in common shares of the Company issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the maturity date or the date on which the Interest payment is due, as applicable.

Prepayment

The Company may, at its option any time after 12 months from the closing date and at any time prior to maturity, subject to regulatory approval and provided that no events of default have occurred, prepay the convertible debentures in whole or in part, plus accrued interest, in cash. If the prepayment occurs:

(i)	within 24 months of the closing date, then the debenture holders are entitled to receive (1) an additional payment equal to 5% of the prepayment amount and (2) the interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the closing date; or

(ii)	after 24 months of the closing date but prior to the maturity date, then the debenture holders are entitled to receive the interest that would have accrued from the date of prepayment to, but excluding, the maturity date.

28

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

15.	Convertible debentures (Continued from previous page )

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis and amortized as a component of accretion of the convertible debenture.

The following table summarizes the carrying value of the convertible debentures as at December 31, 2019:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, December 31, 2019	Net book value, December 31, 2018
Convertible debentures	11,705	916	12,621	12,912
Transaction costs	(1,223)	(95)	(1,318)	(1,346)
Net proceeds	10,482	821	11,303	11,566
Accretion in carrying value of debenture liability	1,786	-	1,786	1,056
Interest payable	105	-	105	108
Accrued interest	1,276	-	1,276	1,291
Interest converted in shares and paid	(1,276)	-	(1,276)	(1,291)
	12,373	821	13,194	12,730

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $2,035 for the year ended December 31, 2019 (December 31, 2018 – $1,947, December 31, 2017 - $1,248) is included in debenture and other financing expense in the consolidated statement of operations and comprehensive loss. In 2019, the Company issued 308,502 shares in lieu of interest payable (December 31, 2018 – 367,270) and 58,200 (December 31, 2018 – 398,600) shares for the conversion of $291 of principal (December 31, 2018 – $1,993).

29

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

16.	Income taxes

(a)	Provision for income taxes

The major components of provision for income taxes are as follows:

	2019	2018	2017

Current tax expense	-	-	-
Deferred tax expense	-	-	-
Provision for income taxes	-	-	-

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2019	2018	2017
Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2018 – 27%, 2017 -27%)	(2,653)	(5,946)	(5,381)
Change in unrecognized deductible temporary differences and unused tax losses	4,534	6,098	4,397
Permanent differences and other	(1,881)	(152)	984
Provision for income taxes	-	-	-

(b)	Deferred tax assets

As at December 31, the Company’s deferred tax assets are as follows:

	2019	2018
Unused tax losses	37	141

(c)	Deferred tax liabilities

As at December 31, the Company’s deferred tax liabilities are as follows:

	2019	2018
Convertible debentures	-	67
Deferred cost	37	74
	37	141

(d)	Deductible temporary differences and unused tax losses

Deferred tax assets have not been recognised because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

30

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

16.	Income tax (Continued from previous page)

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2019	2018
Property and equipment	2,103	2,250
Right-of-use assets, net lease liability	388	-
Intangible assets	3,205	4,368
Debentures	595	1,658
Convertible debentures	530	-
Financing costs	1,509	2,390
Research and development expenditures	1,437	1,163
Other	-	21
	9,767	11,850

As at December 31, the company has unused tax losses for which no deferred tax assets are recognised as follows:

	2019	2018
Expires 2024	610	610
Expires 2025	1,101	1,075
Expires 2026	2,136	2,136
Expires 2027	5,203	5,203
Expires 2028	2,064	2,064
Expires 2029	4,679	4,663
Expires 2030	3,698	3,698
Expires 2031	1,614	1,614
Expires 2032	4,854	4,849
Expires 2033	11,006	10,454
Expires 2034	8,420	7,416
Expires 2035	11,168	9,835
Expires 2036	18,886	19,008
Expires 2037	20,449	19,824
Expires 2038	20,214	16,277
Expires 2039	14,557	-
	130,659	108,726

17.	Revenue

Subscription and services

	2019	2018	2017
Revenue from contracts with customers	23,449	19,225	9,455
Other	1,862	2,325	-
Total	25,311	21,550	9,455

31

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

18.	Expenses by nature

	2019	2018	2017
Personnel expense	14,402	16,702	17,869
Marketing	9,119	8,291	5,916
Depreciation and amortization	8,049	6,875	3,489
Hosting and software licences	4,838	4,415	2,361
Credit verification costs	2,402	1,949	1,590
Professional services	2,099	1,281	1,389
Premises	326	1,036	1,053
Insurance and licenses	1,201	1,091	470
Others	2,236	2,204	2,374
	44,672	43,844	36,511

19.	Loss per share

Loss per share is based on consolidated comprehensive loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and is based on the weighted average number of shares and dilutive share equivalents.

The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2019	2018	2017
Loss attributed to shareholders	(10,825)	(22,022)	(19,729)
Basic weighted average number of shares (in 000s)	25,545	22,714	18,381
Basic and diluted loss per share	(0.42)	(0.97)	(1.07)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

20.	Capital management

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders.

The Company sets the amount and type of capital required relative to its assessment of risk and makes adjustments when necessary to respond to changes to economic conditions, the risk characteristics of the underlying assets, and externally imposed capital requirements. In order to maintain or modify its capital structure, the Company may issue new shares, seek other forms of financing, or sell assets to reduce debt.

The Company manages the following as capital:

	2019	2018
Share capital	94,500	75,045
Deficit	(101,609)	(90,784)
Debentures	44,039	42,156
Convertible debentures	12,373	11,889
Credit facilities	76,472	76,465

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company was in compliance with all of the financial covenants as at December 31, 2019 and December 31, 2018.

Changes in the share capital of the Company over the year ended December 31, 2019 are mainly attributed to the business combination transaction as discussed in Note 21, conversion of convertible debentures and related interest, and the conversion of stock options and RSUs, as disclosed in Note 15 and Note 24, respectively.

32

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

21.	Business combination

On June 21, 2019, Mogo Finance and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”). Under the Business Combination, Mogo Finance amalgamated with a wholly-owned subsidiary of Difference. In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada.

Under the Business Combination, each outstanding common share of Mogo Finance, excluding the 2,549,163 Mogo Finance common shares held by Difference immediately prior to consummation of the Business Combination, was exchanged for one common share of the Company. All of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for common shares in the Company. The Business combination provided Mogo Finance access to $10,246 in cash and a portfolio of investments, which Mogo intends to liquidate, increasing the financial position and liquidity of the Company.

The Business Combination is accounted for as a reverse takeover under IFRS 3, where Mogo Finance is the accounting acquirer. Accordingly, these consolidated financial statements represent the continuing statements of Mogo Finance. The following table presents a reconciliation of the common shares outstanding immediately after the Business Combination:

Number of common shares
Mogo Finance common shares outstanding at June 20, 2019	24,101,405
Less: Mogo Finance common shares already held by Difference (not exchanged for common shares in Difference)	(2,549,163)
Difference common shares outstanding at June 20, 2019	5,725,821
Common shares of Mogo outstanding upon completion of the Business Combination	27,278,063
Common shares of Mogo Finance immediately before the Business Combination	24,101,405
Incremental issuance of common shares	3,176,658

In the period June 21, 2019 to December 31, 2019, the operations of Difference contributed revenue of $nil and net income of $283. If the acquisition had occurred on January 1, 2019, management estimates that proforma consolidated revenue would have been $68,143 and proforma consolidated net losses would have been ($8,514) for the year ended December 31, 2019. In determining these amounts, management has assumed the fair value adjustments, determined, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2019.

The fair value of incremental common shares issued as consideration under the Arrangement was based on the June 20, 2019 closing price of a Mogo Finance common share on the TSX of $4.68 per share. Difference’s outstanding stock-based awards at the acquisition date became exercisable for common shares of the Company according to the provisions thereof. Since Mogo Finance is the accounting acquirer, these awards are accounted for as replacement awards. The estimated fair value of the replacement awards attributed to the pre-acquisition and post-acquisition service periods are $682 and $225, respectively, measured as at June 21, 2019. The pre-acquisition amount has been included as part of the total consideration.

The previously disclosed provisional allocation of consideration to estimated fair values has been updated based on fair valuations completed on the investment portfolio as of the acquisition date. This resulted in a decrease of $1,100 to investment portfolio previously disclosed at $23,904 and a corresponding decrease to the gain on acquisition previously disclosed at $15,886.The following tables summarize the fair value of consideration transferred, and its final allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the June 21, 2019 acquisition date.

(a)	Purchase consideration:

Fair value of 3,176,658 incremental common shares issued	14,867
Fair value of replacement stock-based awards attributable to pre-acquisition service	682
Purchase consideration	15,549

33

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

21.	Business combination (Continued from previous page)

(b)	Purchase price allocation:

Cash and cash equivalents	10,246
Prepaid expenses, deposits and other assets	60
Investment portfolio	22,804
Accounts payable and accruals	(2,775)
Fair value of net identifiable assets acquired	30,335
Purchase consideration	15,549
Gain on acquisition	14,786

The $14,786 gain on acquisition is expressed net of $1,645 transaction costs incurred in the consolidated statement of operations and comprehensive loss.

22.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

34

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

22.	Fair value of financial instruments (Continued from previous page)

(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. There has not been any transfer between fair value hierarchy levels during the year. The fair value disclosure of lease liabilities is also not required.

		Carrying amount				Fair value
December 31, 2019	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities	8	20,590	-	-	20,590	-	99	20,491	20,590
Partnership interest and other	8	200	-	-	200	-	-	200	200
		20,790	-	-	20,790
Financial assets not measured at fair value
Cash and cash equivalent		-	10,417	-	10,417	10,417	-	-	10,417
Loans receivable – current	5	-	69,949	-	69,949	-	69,647	-	69,647
Loans receivable – non-current	5	-	34,726	-	34,726	-	-	34,396	34,396
		-	115,092	-	115,092
Financial liabilities not measured at fair value
Accounts payable and accruals		-	-	11,254	11,254	-	11,253	-	11,253
Credit facilities	13	-	-	76,472	76,472	-	76,472	-	76,472
Debentures	14	-	-	44,039	44,039	-	44,867	-	44,867
Convertible debentures	15	-	-	12,373	12,373	-	12,373	-	12,373
		-	-	144,138	144,138

			Carrying amount				Fair value
December 31, 2018	Note		FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
Cash and cash equivalent			-	20,439	-	20,439	20,439	-	-	20,439
Loans receivable – current	5		-	62,439	-	62,439	-	62,439	-	62,439
Loans receivable – non-current	5		-	39,317	-	39,317	-	-	41,595	41,595
			-	122,195	-	122,195
Financial liabilities measured at fair value
Derivative financial liability	24	d	964	-	-	964	-	964	-	964
			964	-	-	964
Financial liabilities not measured at fair value
Accounts payable and accruals			-	-	9,454	9,454	-	9,454	-	9,454
Credit facilities	13		-	-	76,465	76,465	-	76,465	-	76,465
Debentures	14		-	-	42,156	42,156	-	44,782	-	44,782
Convertible debentures	15		-	-	11,889	11,889	-	11,889	-	11,889
			-	-	139,964	139,964

35

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

22.	Fair value of financial instruments (Continued from previous page)

(c)	Measurement of fair values:

(i)	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Financial instrument measured at FV

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and FV
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership

Loan receivable – non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing of cash flows • Discount rate 12%	• Changes to the expected timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

36

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

22.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at December 31, 2019 and classified as Level 3:

	December 31, 2019	December 31, 2018
Opening balance December 31, 2018	-	-
Acquired in business combination with Difference	22,648	-
Disposal	(2,100)	-
Repayment of debenture	(14)	-
Unrealized gain on investment portfolio	157
Balance, end of period	20,691	-

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:

31 December 2019
	Adjusted market multiple (5% movement)	1,000	(1,000)

31 December 2018	Not applicable

During the year ended December 31, 2019, there were no transfers of assets or liabilities within the fair value hierarchy levels.

23.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

37

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

23.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 10 for further details.

($000s)	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	1,455	1,481	1,370	1,355	1,274	3,881
Trade payables	7,128	-	-	-	-	-
Accrued wages and other expenses	4,126	-	-	-	-	-
Accounts payable	11,254	-	-	-	-	-
Interest – Credit Facilities (note 13)	7,959	6,813	3,407	-	-	-
Interest – Debentures (note 14, 15)	6,464	5,938	2,969	-	-	-
Purchase obligations	2,111	-	-	-	-	-
	29,243	14,232	7,746	1,355	1,274	3,881
Commitments – principal repayments
Credit Facility – Other (note 13)	-	-	47,248	-	-	-
Debentures and convertible debentures(1) (note 14, 15)	12,373	-	43,496	-	-	-
	12,373	-	90,744	-	-	-
Commitments – extinguished subsequent to year end
Credit Facility – Liquid (2) (note 13)	29,255	-	-	-	-	-

Total contractual obligations	70,871	14,232	98,490	1,355	1,274	3,881

(1) Convertible debentures mature on May 31, 2020 and is repayable in common shares at the discretion of the Company.

(2) Credit facility liquid was extinguished subsequent to year ended December 31, 2019. Refer to note 26 for more details.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include cash, investment portfolio, debentures, credit facilities and derivative financial liability.

38

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

23.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% and 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2019, LIBOR is 1.74% (December 31, 2018 – 2.50%). A 50 basis point increase in LIBOR would increase annual credit facility interest expense by $464.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Currency risk Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $10.

(‘$000 in USD$)	December 31, 2019	December 31, 2018
Cash	322	874
Investment portfolio	5,080	-
Debentures	5,020	4,770

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed closely held equity instruments which are not exposed to market prices. Fair valuation of our investment portfolio is conducted on a quarterly basis.

24.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at December 31, 2019, there are 27,557,763 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of the Business Combination described in Note 13, there are an additional 536,000 options issued and outstanding as at December 31, 2019, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). These 536,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

39

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

24.	Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	468	1.26	4.13
Exercised	(156)		1.99
Forfeited	(303)		4.38
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	817	1.86	4.06
Replacement awards (Note 21)	536	1.69	2.64
Exercised	(356)		2.16
Forfeited	(408)		5.11
As at December 31, 2019	3,697		4.05	2,833	4.12

The above noted options have expiry dates ranging from November 2021 to December 2029.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Risk-free interest rate	1.17% - 1.83%	2.07% – 2.47%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share based compensation costs related to options and RSUs for the year ended December 31, 2019 were $1,732 (2018 - $1,320).

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

40

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

24.	Equity (Continued from previous page)

Details of outstanding RSUs as at December 31, 2019 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2017	145
Granted	164
Converted	(30)
Expired	(33)
Outstanding, December 31, 2018	246
Granted	-
Converted	(94)
Expired	(11)
Outstanding, December 31, 2019	141

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	1,779	2.66	982	2.42
Warrants exercised	(583)	2.05	-	-
As at December 31, 2019	1,196	2.96	982	2.96

The 1,196,120 warrants outstanding noted above have expiry dates ranging from January 2021 to January 2023.

On June 17, 2019, our lender exercised all of its warrants to purchase 583,333 of the Company’s common shares at an exercise price of $2.05 per share. The warrants were exercised via a net equity settlement option included in the warrant certificate. As a result, the warrants were net settled on a cashless basis, with reference to the $4.85 volume weighted average trading price (“VWAP”) of Mogo Finance’s common shares on the TSX for the 5 trading days prior to the exercise date. The cashless exercise resulted in the net issuance of 336,871 common shares, and also resulted in the extinguishment of the derivative financial liability, fair valued at $1,534 as at the exercise date, on the consolidated statement of operations and comprehensive loss.

On January 25, 2016, in connection with the original marketing collaboration agreement (the “Postmedia Agreement”) with Postmedia Network Inc. (“Postmedia”), Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

Effective January 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 7. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

41

Mogo Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2019 and 2018

25.	Cash flow changes from financing activities

Details of changes in financing activities for the year ended December 31, 2019 are as follows:

			Non-cash changes
	January 1, 2019	Cash flows	Conversion/ Other	Foreign exchange	Fair Value/ Amortization	December 31, 2019
Share capital	75,045	770	18,685	-	-	94,500
Credit facility	76,465	(565)	-	-	572	76,472
Debentures	42,156	2,213	-	(330)	-	44,039
Convertible debentures	11,889	-	(276)	-	760	12,373
Lease liability	4,694	(833)	1,347	-	-	5,208
Derivative financial liability	964	-	(1,534)	-	570	-
Total	211,213	1,585	18,222	(330)	1,902	232,592

Details of changes in financing activities for the year ended December 31, 2018 are as follows:

			Non-cash changes
	January 1, 2018	Cash flows	Conversion	Foreign exchange	Fair Value/ Amortization	December 31, 2018
Share capital	71,389	311	3,345	-	-	75,045
Credit facility	57,496	18,559	-	-	410	76,465
Debentures	40,240	1,381	-	535	-	42,156
Convertible debentures	12,988	-	(1,751)	-	652	11,889
Derivative financial liability	2,697	-	-	-	(1,733)	964
Total	184,810	20,251	1,594	535	(671)	206,519

26.

Subsequent Events

Effective January 1, 2020, Mogo amended and extended the Postmedia Agreement for an additional two years expiring on December 31, 2022. Under the amended and extended Postmedia Agreement, Postmedia will receive a quarterly revenue share payment of $263, reduced from $527 in Q4 2019. Further, subject to receipt of shareholder approval, the expiry date of 50% of the warrants previously issued to Postmedia will be extended to seven years such that the new expiry date will be January 25, 2023. Mogo also issued to Postmedia 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years.

On February 28, 2020, Mogo completed the sale of the majority of the Liquid Loan Portfolio to goeasy for gross consideration of $31,900. Mogo is also eligible for an additional performance-based payment of up to $1,500 payable upon achieving certain agreed-upon annual origination amounts under the 3-year lending partnership with goeasy.

On February 28, 2020, in conjunction with the sale of the majority of the Liquid Loan Portfolio, Mogo extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,700. As part of extinguishing the facility in advance of its maturity, Mogo paid a prepayment penalty of $2,500 of which $1,500 is payable in cash and of which $1,000 was settled in shares through the issuance of 306,842 common shares, priced at $3.259 per share.

Subsequent to December 31, 2019, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and our business are not known at this time. These impacts could include an impact on our ability to obtain debt and equity financing, impairment of investments, increase in loan loss provisions, impairments in the value of our intangible assets and long-lived assets, or potential future decreases in revenue or the profitability of our ongoing operations.

42